EXHIBIT 12




                           STEWART ENTERPRISES, INC.
                              AND SUBSIDIARIES

                Calculation of Ratio of Earnings to Fixed Charges
                          (dollars in thousands)

                               (Unaudited)


                                                         Years Ended October 31,
                                       ----------------------------------------------------------
                                          1997         1996        1995       1994       1993
                                       -----------  ----------  ---------- ----------  ----------
Earnings from continuing
  operations before income
  taxes.............................   $ 106,477(1) $  82,075   $  41,500   $  42,198  $  29,569

Fixed charges:
  Interest expense..................      38,031       26,051      22,815       8,877      6,540
  Interest portion of
   lease expense....................       2,181        1,522       1,343         935        585
                                       -----------  ----------  ---------- ----------  ----------
Total fixed charges.................      40,212       27,573      24,158       9,812      7,125

Earnings from continuing
  operations before income
  taxes and fixed charges...........   $ 146,689(1) $ 109,648   $  65,658   $  52,010  $  36,694
                                       ===========  =========   =========   =========  =========

Ratio of earnings to fixed
 charges............................        3.65(1)      3.98        2.72        5.30       5.15
                                       ===========  =========   =========   =========  =========


(1) Excludes cumulative effect of change in accounting principles of $2,324 (net of $2,230 income tax benefit).